Earnings Release for 3Q’06 Performance Results

1. Date: November 8, 2006

Time: 16:00 (Korean time)

2. Venue: Conference room at hanarotelecom¡¯s head office

17-7 Yeouido-dong, Youngdeungpo-gu, Seoul 150-874

3. Participants: Institutional investors and analysts in and out of Korea
4. Purpose: Earnings release for 3Q¡¯06 performance results and Q&A
5. Method of conference: Conference call
6. Others: Consecutive interpretation (Korean-English) will be serviced during the conference call.